Contact

kyle@drinktally.com

www.linkedin.com/in/wattskyle
(LinkedIn)

Top Skills

New Business Development

Business-to-Business (B2B)

Consumer Products

Certifications

Introduction to Search Engine
Optimization

Programming Foundations with
JavaScript, HTML and CSS

Kyle W.

the most nutritious plant-based milk on the planet is for KIDS
Denver, Colorado, United States

Summary

Passionate about bringing consumer products to market that are
better for people and our planet.

Experience

Parenthood Ventures
Founder Member
March 2023 - Present (3 months)

Parenthood Ventures is a founder ecosystem for ParentTech: Startups serving
parents and children, fertility to teens. Parenthood Ventures' founders have
raised more than $65 million in funding in the 9 months since our launch, and
this is the tip of the iceberg, as millennials and gen z age into parenthood and
demand a new generation of tech-enabled products and services - including
family fintech, maternal and pediatric digital health, connected devices,
education, childcare, clothing, entertainment and more. As in any industry,
the founders best placed to build fit-for-purpose solutions are those living the
challenges they're solving: which means our teams are mostly parent-led,
often female-led and typically based in suburban locations outside of traditional
tech hubs. We are proud to be the first and only digital-always ecosystem for
the sector.

Tally Foods Inc.
Co-Founder
January 2023 - Present (5 months)
Denver, Colorado, United States

drinktally.com

instagram @drink_tally

tally is fortified chickpea milk for kids that is big 9 allergen-free and contains
zero-sugar, 8g protein, omega-3, fiber, choline, and a full B-Vitamin package.

brandtable
Founder
August 2022 - December 2022 (5 months)
kyle@brandtable.co

Ripple Foods
Associate Director, Foodservice Sales
September 2019 - August 2022 (3 years)
Denver, Colorado, United States

Maple Hill
Foodservice Channel Manager
February 2019 - September 2019 (8 months)
Kinderhook, NY

Danone North America
Associate Brand Manager
June 2017 - January 2019 (1 year 8 months)
Broomfield, CO

Commercial Foodservice
Develop and commercialize the portfolio brand strategy to drive new distribution and improve existing relationships with Foodservice National Accounts, Cash & Carry, and OCS.

WhiteWave Foods
5 years 7 months

Associate Brand Manager
March 2016 - May 2017 (1 year 3 months)
Broomfield, CO

Away From Home: C-Store, Drug & DSD
C-Store: Created customer specific marketing materials and marketing campaigns for Top 25 Convenience Store Chains leading to increased distribution and item velocities. Presented campaigns directly to Category Buyers in face to face meetings at customer headquarters. Represent & sell portfolio at trade shows.

Drug: Grew YoY top-line by successfully presenting new items such as STOK Cold Brew Coffee & Silk Aseptic Quarts to Category Buyers with merchandising & customer support calendars tied to existing portfolio.

DSD: Activated our DSD sales team with consumer incentives (coupon pads, samples, etc.) & operator incentives (new account bonuses) to drive distribution of Ready-To-Drink Silk Almond Milk Bottles and STOK Cold Brew Coffee Bottles in 4 DSD markets: New York, San Diego, Denver & New England.

Marketing Specialist
January 2015 - March 2016 (1 year 3 months)
Broomfield, CO

Away From Home : Convenience Stores
Lead, Plan, Execute $650,000 Annual Trade Show Budget. Specifically
leading the two largest Convenience Store and Foodservice Trade Shows in
the country (NACS & NACUFS)

Marketing Specialist
March 2014 - January 2015 (11 months)
Broomfield, CO

Horizon Organic Club Channel
Chartered Club packs for Milk, Mac & Cheese, Cheese Sticks, Sandwich
Crackers & Fruit Gummies
Responsible for $70MM Horizon Club Business at COSTCO, BJ's and Sam's
Club

Demand Planner
November 2011 - March 2014 (2 years 5 months)
Broomfield, CO

Horizon Organic
Led monthly S&OP process and used syndicated data to accurately forecast
$600MM+ Business Unit

Unilever
Demand Planner
January 2010 - November 2011 (1 year 11 months)
Englewood Cliffs, New Jersey

Suave Hair
Responsible for leading S&OP process and accurately forecasting $500MM+
Business Unit

Unilever
Material Planner Co-op
January 2009 - August 2009 (8 months)
Chicago, IL

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Education

Michigan State University
Bachelors, Supply Chain Management · (2005 - 2009)

Western State Colorado University

Master of Environmental Management, Sustainable and Resilient Communities · (2018 - 2020)